As filed with the Securities and Exchange Commission on March 11, 2025

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

DORCHESTER MINERALS, L.P.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	81-0551518 (I.R.S. Employer Identification Number)

3838 Oak Lawn Avenue, Suite 300

Dallas, Texas 75219

(214) 559-0300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bradley J. Ehrman

3838 Oak Lawn Avenue, Suite 300

Dallas, Texas 75219

(214) 559-0300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jesse E. Betts

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street, Suite 1800

Dallas, Texas 75201

(214) 969-2779

Bryan D. Flannery

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 44th Floor

Houston, Texas 77002

(713) 250-3579

Approximate date of commencement of proposed sale of the securities to the public: From time to time after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Non-accelerated filer ☐	Accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issue Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offering is not permitted.

SUBJECT TO COMPLETION, DATED March 11, 2025

PROSPECTUS

DORCHESTER MINERALS, L.P.

12,659,982 Common Units
Representing Limited Partner Interests

This prospectus relates to 12,659,982 common units representing limited partner interests that we may issue and sell from time to time in connection with business combination transactions, including acquisitions of other businesses, assets, properties or securities of other companies.

We and owners or controlling persons of the businesses or assets acquired will negotiate the terms of any business combination. We will determine the value of the common units to be issued at prices reasonably related to market prices current either at the time of the agreement on the terms of a business combination transaction or at or about the time of delivery of the common units. This prospectus may also cover sales by persons or entities who have received common units under this prospectus and who elect to use this prospectus to cover the resale of the common units.

We will pay all expenses of this offering. We will not pay any underwriting discounts or commissions in connection with the issuance or sale of any common units, although we may pay finder’s, investment banking or transaction advisory fees in connection with specified business combinations, and in some cases, we may issue common units offered by this prospectus in full or partial payment of such fees. Any person receiving a finder’s, investment banking or transaction advisory fee may be deemed an underwriter within the meaning of the Securities Act of 1933, as amended.

Our common units are listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “DMLP.” On March 10, 2025, the last reported sales price of our common units on NASDAQ was $29.58 per common unit.

LIMITED PARTNERSHIPS ARE INHERENTLY DIFFERENT FROM CORPORATIONS. INVESTING IN THESE SECURITIES INVOLVES CERTAIN RISKS. YOU SHOULD READ THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT CAREFULLY BEFORE YOU INVEST, INCLUDING THE RISKS SET FORTH UNDER “RISK FACTORS” BEGINNING ON PAGE 3 OF THIS PROSPECTUS AND THOSE SET FORTH UNDER “RISK FACTORS” BEGINNING ON PAGE 5 OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2024, WHICH IS INCORPORATED BY REFERENCE HEREIN.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO SECURITY HOLDERS UPON ORAL OR WRITTEN REQUEST TO DORCHESTER MINERALS, L.P., 3838 OAK LAWN AVENUE, SUITE 300, DALLAS, TEXAS 75219-4541, ATTENTION: INVESTOR RELATIONS (TEL. (214) 559-0300). TO OBTAIN TIMELY DELIVERY OF THE INFORMATION, PLEASE MAKE ANY REQUEST NO LATER THAN FIVE BUSINESS DAYS BEFORE THE DAY YOU MUST MAKE YOUR INVESTMENT DECISION. SEE “WHERE YOU CAN FIND MORE INFORMATION.”

WE HAVE NOT AUTHORIZED ANY PERSON TO PROVIDE INFORMATION OR MAKE ANY REPRESENTATION ABOUT THIS OFFERING THAT IS NOT IN THIS PROSPECTUS OR ANY OF THE MATERIALS THAT HAVE BEEN INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. WE CANNOT GUARANTEE THE RELIABILITY OF ANY SUCH OTHER INFORMATION OTHERS MAY PROVIDE TO YOU. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN ANY OF THEIR RESPECTIVE DATES OR THAT ANY INFORMATION INCORPORATED BY REFERENCE HEREIN IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE, EVEN IF THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS DELIVERED ON A LATER DATE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS PROHIBITED. INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF ITS DATE, REGARDLESS OF WHEN ANY LATER OFFER OR SALE OCCURS.

The date of this prospectus is         , 2025

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the federal securities laws.

Statements included in this prospectus which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto), are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information.

These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” and elsewhere in this prospectus.

You should read these statements carefully because they may discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other forward-looking information. Before you invest, you should be aware that the occurrence of any of the events herein described in “Risk Factors” and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common units could decline, and you could lose all or part of your investment.

THE PARTNERSHIP

Dorchester Minerals, L.P. is a publicly traded Delaware limited partnership that commenced operations on January 31, 2003, upon the combination of Dorchester Hugoton, Ltd., Republic Royalty Company, L.P. and Spinnaker Royalty Company, L.P. Dorchester Hugoton was a publicly traded Texas limited partnership, and Republic and Spinnaker were private Texas limited partnerships. Our common units are listed on the NASDAQ Global Select Market. Our executive offices are located at 3838 Oak Lawn Avenue, Suite 300, Dallas, Texas, 75219-4541 and our telephone number is (214) 559-0300. In this prospectus, the term “Partnership,” as well as the terms “us,” “our,” “we,” and “its,” are sometimes used as abbreviated references to Dorchester Minerals, L.P. itself or Dorchester Minerals, L.P. and its related entities.

Our general partner is Dorchester Minerals Management LP, which is managed by its general partner, Dorchester Minerals Management GP LLC. As a result, the Board of Managers of Dorchester Minerals Management GP LLC exercises effective control of the Partnership. In this prospectus, the term “general partner” is used as an abbreviated reference to Dorchester Minerals Management LP. Our general partner also controls and owns, directly and indirectly, all of the partnership interests in Dorchester Minerals Operating LP and its general partner, Dorchester Minerals Operating GP LLC. Dorchester Minerals Operating LP owns working interests and other properties underlying our Net Profits Interest (or “NPI”), provides day-to-day operational and administrative services to us and our general partner and is the employer of all the employees who perform such services. In this prospectus, the term “operating partnership” is used as an abbreviated reference to Dorchester Minerals Operating LP. Our general partner and the operating partnership are Delaware limited partnerships, and their respective general partners are Delaware limited liability companies.

Our business may be described as the acquisition, ownership and administration of Royalty Properties and NPI. The NPI represents a net profits overriding royalty interest burdening various properties owned by the operating partnership. We receive monthly payments equaling 96.97% of the net profits realized by the operating partnership from these properties in the preceding month. The Royalty Properties consist of producing and nonproducing mineral, royalty, overriding royalty, net profits and leasehold interests located in 594 counties and parishes in 28 states.

RISK FACTORS

An investment in our common units involves a significant degree of risk. Before purchasing our common units, you should carefully consider and evaluate all of the information included and incorporated by reference or deemed to be incorporated by reference in this prospectus, including the risk factors incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2024, as updated by annual, quarterly and other reports and documents we file with the Securities and Exchange Commission (the “SEC”) after the date of this prospectus and that are incorporated by reference herein. Any of these risks could materially and adversely affect our business, financial condition or results of operations, as well as adversely affect the value of an investment in our common units. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. If any of the aforementioned risks actually occur, our business, financial condition and results of operations would suffer. In that event, you may lose all or part of your original investment.

USE OF PROCEEDS

This prospectus relates to common units that may be offered and issued by us from time to time in connection with the acquisition of assets, businesses or securities of other companies. Unless otherwise indicated in any prospectus supplement, we do not expect to receive any cash proceeds from the offering of any common units pursuant to this prospectus. When this prospectus is used by a selling unitholder in a public reoffering or resale of common units acquired pursuant to this prospectus, we will not receive any proceeds from such sale by the selling unitholder.

DESCRIPTION OF OUR COMMON UNITS

General

The following description of our common units is a summary and does not purport to be complete and is subject to and qualified in its entirety by reference to our Certificate of Limited Partnership, as amended (“Certificate”), and our Amended and Restated Agreement of Limited Partnership, as amended (“Partnership Agreement”). We encourage you to read our Certificate, our Partnership Agreement and the applicable provisions of Delaware Revised Uniform Limited Partnership Act, as amended (the “Delaware Act”), for additional information.

Number of Units

47,339,756 of our common units were outstanding as of February 20, 2025. As of February 20, 2025, we had one class of securities registered under Section 12 of the Exchange Act, which is the Partnership’s common units representing limited partnership interests.

Listing

Our common units are listed on The NASDAQ Global Select Market under the trading symbol “DMLP”.

Common Units and General Partner Interest

The common units represent limited partnership interests in us. The holders of the common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our Partnership Agreement. Our general partner has an ownership interest in the Partnership that entitles the general partner to (i) a 1% partnership interest and sharing percentage in each of the net profits overriding royalty interests conveyed to the Partnership in connection with the combination transaction that occurred immediately prior to the effectiveness of the Partnership’s Registration Statement on Form S-4 (Registration No. 333-88282) and in any similar subsequently created net profits overriding royalty interests and (ii) a 4% partnership interest and sharing percentage in all of our other assets, properties, obligations and liabilities and all our other items of revenue, cost and expense.

Holders of common units have no preemptive rights to purchase or subscribe for securities of the Partnership, and the common units are not convertible. The general partner has a limited preemptive right pursuant to the Partnership Agreement, which it may from time to time assign to its affiliates, to purchase Partnership securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership securities to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interests of the general partner and its affiliates in the Partnership.

The Partnership may redeem a limited partner’s common units if a limited partner fails to furnish, within 30 days following a request made by the general partner in the circumstances set forth in the Partnership Agreement, a certification that such limited partner is qualified to own real property interests in jurisdictions in which the Partnership and any of its subsidiaries own real property or do business. In the event that the Partnership redeems a limited partner’s common units, the general partner shall give 30 days’ notice to such limited partner, pay such limited partner as consideration for such redemption the average daily closing price per common unit for the 20 consecutive trading days immediately prior to the redemption date upon surrender of the certificate evidencing the common units endorsed in blank, and such redeemed common units shall no longer constitute outstanding common units.

Cash Distributions

We distribute to our general partner and limited partners according to their respective percentage interests, within 45 days of the end of each fiscal quarter, an amount equal to all “available cash” with respect to that quarter. Available cash means all cash and cash equivalents on hand at the end of that quarter (other than cash proceeds received by the Partnership from a public or private offering of securities of the Partnership and cash proceeds from a sale of assets of the Partnership that the Partnership intends to use in an asset swap or other similar transaction), less any amount of cash reserves that our general partner determines is necessary or appropriate to provide for the conduct of our business or to comply with applicable law or agreements or obligations to which we are subject, provided that such cash reserves may not exceed 10% of the Partnership’s aggregate quarterly cash distributions made with respect to the two immediately prior quarters and provided, further, that any cash reserved for acquisitions in any prior period (other than a reservation made in the immediately prior fiscal quarter) that has not been used for, or otherwise committed to, an acquisition on or prior to the last business day of such fiscal quarter will no longer be reserved from Available Cash. The Delaware Act generally prohibits any distribution to partners if, after giving effect to the distribution, all liabilities of the partnership exceed the fair value of the assets of the partnership. In the event of a liquidation or dissolution of our Partnership, available cash will be deemed to be zero in the quarter in which the events giving rise to the liquidation or dissolution occur and in subsequent quarters. Our general partner may treat taxes that we pay on behalf of, or amounts withheld with respect to, our general partner or limited partners as a distribution of available cash to those partners.

Transfer of Common Units

A transfer of a common unit will not be recorded by the Partnership’s transfer agent or recognized by us unless the transferee executes and delivers a transfer application, or is deemed to have done so. By executing and delivering a transfer application, the transferee, or deemed transferee of common units:

●	becomes the record holder of the common units and is an assignee until admitted into our Partnership as a substituted limited partner;

●	automatically requests admission as a substituted limited partner in the Partnership;

●	agrees to be bound by the terms and conditions of, and executed by, our Partnership Agreement;

●	represents that the transferee has the capacity, power and authority to enter into the Partnership Agreement;

●

grants powers of attorney to officers of our general partner and any liquidator of us as specified in the Partnership Agreement; and makes the consents and waivers contained in the Partnership Agreement.

An assignee will become a substituted limited partner of the Partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. The general partner may withhold its consent in its sole discretion.

Voting Rights

Each record holder of a common unit has a vote according to its percentage interest in the Partnership. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Akin Gump Strauss Hauer & Feld LLP, counsel to the general partner and us, as of the date hereof. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. Later changes in these authorities may cause the federal income tax consequences to vary substantially from the consequences described below, possibly on a retroactive basis.

This discussion focuses on individual partners who are citizens or residents of the United States and, except as otherwise provided, has only limited application to corporations (including other entities treated as corporations for federal income tax purposes), entities treated as partnerships for federal income tax purposes, estates, trusts, nonresident aliens, or other partners subject to specialized tax treatment, including, without limitation, individual retirement and other tax-deferred accounts, banks and other financial institutions, insurance companies, tax-exempt organizations, non-U.S. persons, dealers, brokers or traders in securities or currencies, persons subject to the alternative minimum tax, persons who hold their partnership interests as part of a straddle, hedging, synthetic security, conversion transaction or other integrated investment consisting of the partnership interests and one or more other investments, persons whose functional currency is other than the U.S. dollar, persons who received their partnership interests as compensation in connection with the performance of services or on exercise of options received as compensation in connection with the performance of services and persons eligible for tax treaty benefits.

The discussion does not intend to be exhaustive of all possible tax considerations. For example, the discussion does not contain a description of any state, local or foreign tax considerations (except where otherwise specifically noted in this document). In addition, the summary discussion is intended to address only those U.S. federal income tax consequences that are generally applicable to a U.S. partner who holds its common units as a capital asset (typically, property that is held for investment), and it does not discuss all aspects of U.S. federal income taxation that might be relevant to a specific U.S. partner in light of particular investment or tax circumstances.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of counsel and are based on the accuracy of the representations made by us and our general partner. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. We generally have not requested, and do not intend to request, rulings from the Internal Revenue Service, or IRS, or state or local taxing authorities with respect to owning and disposing of our common units or other matters affecting us, other than a ruling we obtained from the IRS permitting us to aggregate the Minerals NPI and certain other NPIs for federal income tax purposes effective January 1, 2020. The opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our units and the prices at which our units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne directly or indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, counsel has not rendered an opinion with respect to the following specific U.S. federal income tax issues:

●

the validity of our Partnership’s monthly convention for allocating taxable income and loss between transferors and transferees of our common units (see “—Tax Allocations by Us to Unitholders—Allocations between Transferors and Transferees”);

●

the validity of our Partnership’s method for allocating depletion deductions with respect to contributed mineral properties (see “—Tax Allocations by Us to Unitholders—Tax Allocations with Respect to Book-Tax Difference on Contributed Properties”);

●	the availability and extent of percentage depletion deductions to the holders of our common units (see “—Partnership Income, Gains/Losses and Depletion”);

●	the validity of our Partnership’s adoption of a convention that will enable you to track the basis of your individual common units or unit groups (see “—Disposition of Our Common Units”);
●	the treatment of a unitholder of our Partnership whose common units are loaned to a short seller to cover a short sale of those common units (see “—Treatment of Short Sales”);
●	the validity of our Partnership’s depletion, depreciation and amortization deductions relating to adjustments under Section 743(b) of the Code (see “—Section 754 Election”); and
●	the availability and extent of the Section 199A Deduction to the holders of our common units (see “—Tax Rates”).

The discussion is not intended to be, and should not be construed as tax advice. Therefore, each partner is urged to consult with its own tax advisor to determine the U.S. federal, state, local and foreign tax consequences of the ownership of our common units, including the particular facts and circumstances that may be unique to the partner.

Classification of Our Partnership as a Partnership for Federal Income Tax Purposes

The Treasury regulations provide that a domestic business entity not otherwise classified as a corporation with at least two members will be classified as a partnership for federal income tax purposes, unless it elects to be classified as an association taxable as a corporation. We have not made, and have no plans to make, an election to be classified as an association taxable as a corporation. Therefore, subject to the discussion below with respect to publicly traded partnerships, and subject to the discussion below under “—Administrative Matters—Information Returns and Audit Procedures”, generally we are treated as a partnership for federal income tax purposes and not a taxable entity subject to federal income tax. Instead, each of our unitholders is required to take into account its allocable share of our items of income, gain, loss, deduction and credit in computing its federal income tax liability, even if no cash distributions are made.

Section 7704 of the Code provides that a publicly traded partnership will be taxed as a corporation, unless a certain percentage of its income consists of qualifying income. A partnership constitutes a publicly traded partnership if the interests in the partnership are traded on an established securities market. Because our common units are traded on the NASDAQ Global Select Market, we are a publicly traded partnership for federal income tax purposes.

A publicly traded partnership will not be taxed as a corporation if 90% or more of the partnership’s gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource (including oil, natural gas, and products thereof). Royalties and other passive income from mineral interests are treated as qualifying income. Gains from the sale of an asset used in the production of this type of income also will be qualifying income. We anticipate that at least 90% of our income will constitute income from interests in oil and natural gas properties, including royalties and net profits interests. Based upon and subject to this estimate, our factual representations made and a review of the applicable legal authorities, counsel is of the opinion that we will be treated as a partnership for federal income tax purposes.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes. Instead, we will rely on the opinion of counsel that, based upon the Code, applicable regulations, published revenue rulings and court decisions and the representations described below, we will continue to be classified as a partnership and will not be taxed as a corporation for federal income tax purposes. In rendering its opinion, counsel is relying on the following factual representations made by us:

●

neither we nor any of our subsidiaries (other than Dorchester Minerals Oklahoma GP, Inc. which is treated as a corporation for U.S. federal income tax purposes) has elected to be treated as a corporation for federal income tax purposes; and

●	for each taxable year, more than 90% of our gross income will constitute income that counsel has opined or will opine is qualifying income within the meaning of Section 7704(d) of the Code.

If we fail to meet the qualifying income exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to all of our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the qualifying income exception, in return for stock in that corporation, and then distributed that stock to our unitholders and the general partner in liquidation of their common units and partnership interests in our Partnership. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as we, at that time, do not have liabilities in excess of the adjusted tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the qualifying income requirement or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in our common units, or taxable capital gain, after the unitholder’s tax basis in our common units is reduced to zero. Accordingly, taxation of our Partnership as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of our common units.

The discussion below is based on the conclusion that we will be classified as a partnership for federal income tax purposes and will not be taxed as a corporation under Section 7704 of the Code.

Tax Allocations by Us to Unitholders

In General

Each unitholder is required to report on its income tax return its allocable share of our income, gains, losses, deductions and credits. Each unitholder is required to include these items on its federal income tax return even if the unitholder has not received any cash distributions from us. For each taxable year, we will be required to furnish each unitholder with a Schedule K-1 tax statement that sets forth the unitholder’s share of any of our income, gains, losses, deductions and credits. Our Partnership itself is not required to pay any federal income tax.

Allocations of Income, Gain, Loss and Deductions

Our partnership agreement generally provides that our net income and net losses will be allocated to the unitholders and our general partner in accordance with their “Percentage Interests,” as such term is defined in our partnership agreement.

Under Section 704(b) of the Code, our allocation of any item of income, gain, loss or deduction to a unitholder will be given effect for federal income tax purposes so long as it has substantial economic effect, or is otherwise in accordance with the unitholder’s interest in our Partnership. If an allocation of an item does not satisfy this standard, it will be reallocated among the unitholders and our general partner on the basis of their respective interests in our Partnership, taking into account all facts and circumstances. Except as provided in “—Allocations between Transferors and Transferees,” “—Tax Allocations with Respect to Book-Tax Difference on Contributed Properties,” and “—Section 754 Election,” counsel is of the opinion that the allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s allocable share of an item of income, gain, loss or deduction.

Allocations between Transferors and Transferees

In general, each of our items of income, gain, loss and deduction will, for federal income tax purposes, be determined annually, and one twelfth of each annual amount will be allocated to those unitholders who hold common units on the last business day of each month in that year. As a result, a unitholder who acquires its common units in the open market may be allocated our items of income, gain, loss and deduction realized by us prior to the date of acquisition. However, in certain circumstances we may make these allocations in connection with extraordinary or nonrecurring events on a more frequent basis.

The U.S. Treasury Department has issued final Treasury regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, due to the absence of specific authority on the utilization of the above method of allocation by a publicly traded limited partnership such as our Partnership, counsel is unable to opine on the validity of this method of allocating our income, gain, loss and deduction between the transferors and the transferees of our common units. The risk to unitholders if this method is determined to be an unreasonable method of allocation is that our income, gain, loss and deduction would be reallocated among the unitholders and our general partner. This reallocation could cause unitholders to have more or less income or deductions than that reported. Our general partner is authorized to revise our method of allocation between transferors and transferees, as well as among our other unitholders whose common units otherwise vary during a taxable period, to conform to a method permitted or required by the Code and applicable regulations or rulings promulgated thereunder.

We urge a unitholder who transfers or acquires common units to consult with its tax advisor with respect to the proper reporting of its allocable share of our items of income, gain, loss and deduction during the month in which the common units are acquired or transferred.

Tax Allocations with Respect to Book-Tax Difference on Contributed Properties

Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for a partnership interest in the partnership must be allocated so that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of its contribution to the partnership. The amount of unrealized gain or unrealized loss is generally equal to the difference between the property’s fair market value and its adjusted tax basis at the time of the initial contribution and is referred to as Built-in Gain and Built-in Loss, respectively. If property with Built-in Gain or Built-in Loss is sold by the partnership, then the gain or loss recognized by the partnership is required to be allocated to the contributing partner in an amount that takes into account the Built-in Gain or Built-in Loss.

The Treasury regulations require a partnership to make allocations under Section 704(c) of the Code using any reasonable method consistent with the provisions of Section 704(c) of the Code and describe three different methods for taking any Built-in Gain or Built-in Loss into account that are presumed to be reasonable for purposes of Section 704(c) of the Code. The Treasury regulations also provide that other methods may be reasonable in appropriate circumstances.

Under Section 613A(c)(7)(D) of the Code, tax depletion on oil and natural gas property held by a partnership is computed separately by each partner outside the partnership based on the partner’s share of the partnership’s adjusted basis in the depletable properties. Gain or loss on the disposition of a depletable property is computed separately by each partner outside of the partnership based on its share of the partnership’s amount realized and adjusted tax basis in the property. Our partnership agreement provides that the adjusted tax basis of the oil and natural gas properties contributed to us will be allocated to the contributing partners for the purposes of separately determining depletion deductions, and any gain or loss recognized by us on the disposition of contributed property will be allocated to the contributing partners to the extent of any remaining Built-in Gain or Built-in Loss. This method of allocating Built-in Gain and Built-in Loss is not one of the three methods set forth in the Treasury regulations. However, we believe that the above method should be respected as reasonable and consistent with the underlying purposes of Section 704(c) of the Code.

When the IRS issued the final Treasury regulations under Section 704(c) of the Code, it acknowledged that the method used by us was used in the oil and natural gas industry and may be reasonable in appropriate situations. However, the IRS did not include this method as a specific reasonable method in the final Treasury regulations because the method was not a generally applicable method. Despite not including it as a specific reasonable method in the final Treasury regulations, the IRS has issued private letter rulings acknowledging that this method is reasonable under the facts of those rulings. A private letter ruling may not be relied on by any taxpayer other than the taxpayer to whom the ruling was issued. Accordingly, counsel is unable to opine on the validity of this method of allocating Built-in Gain and Built-in Loss. However, private letter rulings are indicative of the position of the IRS on the issues addressed in the rulings. Despite these prior rulings, there is no assurance that the IRS will not change its position and challenge the method used by us. Such a challenge, if successful, could cause one or more unitholders to recognize more taxable income or less taxable loss on an ongoing basis in respect of their common units. Each current and prospective unitholder is encouraged to consult with its tax advisor with respect to the proper reporting of its allocable share of Built-in Gain and Built-in Loss.

Partnership Income, Gains/Losses and Depletion

Income received by us from our oil and natural gas royalties and net profits interests is taxable to our unitholders as ordinary income subject to depletion. Gains and losses from sales of our royalty interests and net profits interests held for more than one year, except to the extent of ordinary income recapture discussed below, will be long term capital gains and losses.

Unitholders are entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to the oil and natural gas interests owned by us. Although the Code requires each unitholder to compute its own depletion allowance and maintain records of its share of the adjusted tax basis of the underlying mineral property for depletion and other purposes, we furnish each of our unitholders with information relating to this computation for federal income tax purposes. Each unitholder, however, remains responsible for calculating its own depletion allowance and maintaining records of its share of the adjusted tax basis of the underlying property for depletion and other purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and in the case of marginal production potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction in respect of any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between crude oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000 barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitation, the percentage depletion deduction otherwise available is limited to 65% of the unitholders’ total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the taxpayer’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.

If a unitholder does not qualify under the independent producer exemption, the unitholder generally will be restricted to depletion deductions based on cost depletion. Cost depletion is calculated by (i) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of natural gas) remaining as of the beginning of the taxable year and (ii) multiplying the result in (i) by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our oil and natural gas interests or the disposition by the unitholder of some or all of its common units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our Partnership, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of percentage depletion deductions to the unitholders. If percentage depletion is not available to a unitholder, the amount of depletion deductions of a partner may be less than they would be if percentage depletion were available. Each current and prospective unitholder is encouraged to consult its tax advisor to determine whether percentage depletion would be available to the unitholder.

Limitations on Deductions

Tax Basis and At-Risk Limitations

The deduction by a unitholder of any losses relating to the unitholder’s common units is limited to the tax basis in its common units. In the case of an individual unitholder or a corporate unitholder of which more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, the deduction of losses will be limited to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than the unitholder’s tax basis in its common units. A unitholder must recapture losses deducted in previous years to the extent that distributions cause its at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any suspended losses in excess of that gain are no longer utilizable.

In general, a unitholder is at risk to the extent of the tax basis of its common units, excluding any portion of that tax basis attributable to its share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement, and (ii) any amount of money the unitholder borrows to acquire or hold its common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder, or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

Limitations with Respect to Passive Activities

In general, individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities only to the extent of the taxpayer’s income from passive activities. We do not anticipate that any material amount of the activities we conduct will constitute passive activities since our assets will primarily generate portfolio income such as royalty income (which is not income from a passive activity). Thus, the passive activity loss limitations will not apply to our unitholders with respect to any material amount of our losses that may be allocated to them.

Limitations with Respect to Excess Business Loss

For taxpayers other than corporations in taxable years beginning before January 1, 2029, an “excess business loss” limitation further limits the deductibility of losses by unitholders. An excess business loss is the excess (if any) of a taxpayer’s aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. For tax year 2025, the threshold amount is equal to $313,000 or $626,000 for taxpayers filing a joint return. Disallowed excess business losses are treated as a net operating loss carryover to the following taxable year. We do not anticipate that any material amount of the activities we conduct will constitute a trade or business since our assets will primarily generate income from non-operated, passive mineral and royalty interests. Thus, we do not expect the excess business loss limitations to apply to our unitholders with respect to any material amount of our losses that may be allocated to them. Unitholders should consult their own tax advisers regarding the applicability of the “excess business loss” limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s investment interest expense is generally limited to the amount of that taxpayer’s net investment income. Investment interest expense includes:

●	interest on indebtedness properly allocable to property held for investment;
●	interest properly allocable to portfolio income; and
●	interest properly allocable to the purchase or carrying of an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry the unitholder’s common units.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. Therefore, a unitholder’s share of our portfolio income will be treated as investment income.

In addition, for taxable years beginning after December 31, 2017, taxpayers generally may not deduct certain “business interest” expense to the extent such interest exceeds the taxpayer’s business interest income and 30% of the taxpayer’s “adjusted taxable income” for the taxable year. With respect to partnerships, this limitation first is applied at the partnership level and any deduction for business interest is taken into account in determining the partnership’s non-separately stated taxable income or loss. Then, in applying this business interest limitation at the partner level, the adjusted taxable income of the partners is determined without regard to each partner’s distributive share of any of items of income, gain, deduction, or loss from the partnership and is increased by each partner’s distributive share of excess taxable income from the partnership, which generally equals the excess of 30% of the partnership’s adjusted taxable income over the amount of the partnership’s deduction for business interest for a taxable year.

Because our assets generate primarily portfolio income such as royalty income from non-operated mineral and royalty interests, we do not expect to incur a material amount of “business interest” subject to the foregoing business interest limitations. Unitholders should consult their own tax advisers regarding the applicability of the limitation on “business interest.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 37% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

For taxable years ending on or before December 31, 2025, an individual may generally claim a deduction in the amount of 20% of its allocable share of certain “qualified publicly traded partnership income” (the “Section 199A Deduction”). For purposes of the new Section 199A Deduction, “qualified publicly traded partnership income” generally is equal to the sum of:

●

the net amount of the taxpayer’s allocable share of each qualified item of income, gain, deduction, and loss from a publicly traded partnership to the extent such items are effectively connected with a U.S. trade or business and allowed in the determination of taxable income for the year, excluding, however, certain specified types of passive investment income (such as capital gains and dividends) and certain payments made for services rendered to the partnership; and

●

any gain recognized by the taxpayer upon a disposition of its interest in such partnership to the extent such gain is attributable to “unrealized receivables,” such as depreciation or depletion recapture, and “inventory items,” both as defined in Section 751 of the Code, and, thus, is treated as ordinary income under Section 751 of the Code.

Because we own only non-operated, passive mineral and royalty interests, we may not be viewed as engaged in a U.S. trade or business within the meaning of the new law. Therefore, most or all of the income that we now generate, or will generate in the future, may not be “qualified publicly traded partnership income” eligible for the Section 199A Deduction to our individual unitholders. Thus, our unitholders may not be able to claim the Section 199A Deduction on any income allocated from us, and any such claim may be successfully challenged by the IRS. If the Section 199A Deduction is not available, our unitholders’ tax liability from ownership and disposition of our common units may be materially higher than if the deduction is available. We urge our unitholders to consult their tax advisers regarding the availability of the Section 199A Deduction on any income allocated from us.

Distributions by Us to Unitholders

Distributions of money by us to a unitholder generally will not result in taxable income or gain to the unitholder unless, and only to the extent that, the distribution exceeds the unitholder’s adjusted tax basis in its common units immediately before the distribution. Any such gain generally will be capital gain, except that a portion of such gain will be separately computed and taxed as ordinary income to the extent the distribution is attributable to the unitholder’s allocable share of unrealized receivables or inventory items owned by us. Unrealized receivables include the unitholder’s share of potential recapture items, including depreciation and depletion deductions. Ordinary income attributable to unrealized receivables and inventory items may exceed the net taxable gain realized.

Any reduction in a unitholder’s share of our liabilities, including upon a non-pro rata issuance of additional common units by us without a corresponding increase in our liabilities, will constitute a deemed distribution of money by us to the unitholder. We have not and do not expect to incur significant liabilities. Therefore, it is not anticipated that any current or prospective unitholder will be deemed to receive a cash distribution from a reduction in a unitholder’s share of liabilities that would result in the recognition of a material amount of taxable gain.

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our nonrecourse liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation and depletion recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code. To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of such assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the unrealized receivables and inventory items deemed to be relinquished in the exchange.

Tax Basis in Our Assets

The tax basis of our assets will be used for purposes of computing gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of property contributed to us and the tax basis of that property will be borne by the contributing partners to the extent of any Built-in Gains. See “—Tax Allocations by Us to Unitholders—Tax Allocations with Respect to Book-Tax Difference on Contributed Properties”.

Valuation and Tax Basis of Our Properties

The U.S. federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and our determination of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of fair market value and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss, deduction or credit previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Tax Basis in Our Common Units

A unitholder’s tax basis in its common units initially will be the amount paid for those common units increased by the unitholder’s initial allocable share of our liabilities. A unitholder’s tax basis in its common units generally will be increased by (a) the unitholder’s allocable share of our taxable and tax exempt income, (b) any contributions by the unitholder to our capital, and (c) any increases in the unitholder’s allocable share of our liabilities, if any. Generally, a unitholder’s tax basis in its common units will be decreased (but not below zero) by (1) the unitholder’s allocable share of our losses and nondeductible expenditures which are not chargeable to capital, (2) the amount of any cash and the amount of the basis of any property distributed to the unitholder by us, (3) any decreases in the unitholder’s allocable share of our liabilities, and (4) the amount of any depletion deductions taken by the unitholder with respect to its common units to the extent the deductions do not exceed the unitholder’s proportionate share of the adjusted tax basis of the underlying producing property.

Disposition of Our Common Units

A unitholder will recognize gain or loss on a sale of its common units in an amount equal to the difference between the amount realized and the unitholder’s adjusted tax basis in the common units sold. A unitholder’s amount realized will be measured by the sum of any cash and the fair market value of any other property received plus the unitholder’s share of our nonrecourse liabilities, if any.

Except as noted below, gain or loss recognized by a unitholder, other than a dealer in common units, on the sale or exchange of common units held by the unitholder for more than one year generally will be taxable as long-term capital gain or loss. However, this gain or loss will be taxed as ordinary income or loss to the extent attributable to the unitholder’s allocable share of unrealized receivables or inventory items owned by us. Unrealized receivables include the unitholder’s share of potential recapture items, including depletion deductions to the extent such deductions previously reduced a unitholder’s basis in its common units. Ordinary income attributable to unrealized receivables and inventory items may exceed the net taxable gain realized upon the sale of the common units and may be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a unitholder may recognize both ordinary income and a capital gain or loss upon a disposition of its common units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of calculating gain or loss on the sale or exchange of common units, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its units for the year of the sale. In addition, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Provisions of the Code may cause a unitholder to be treated as having sold appreciated common units at their fair market value resulting in the recognition of taxable gain if the taxpayer or related persons enter(s) into:

●	a short sale;
●	an offsetting notional principal contract; or
●	a futures or forward contract with respect to the common units or substantially identical property.

Moreover, if a unitholder has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the common units, the unitholder will be treated as having sold that position if the taxpayer or a related person then acquires the common units or substantially identical property. Further, the Secretary of Treasury is authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position. See “—Treatment of Short Sales.”

If a unitholder sells or otherwise disposes of a common unit on or after January 1, 2023, the transferee generally will be required to withhold 10% of the amount realized by the transferor unless the transferor certifies that it is not a foreign person. However, final regulations issued by the Treasury Department on the application of these rules to transfers of certain publicly traded partnership interests, including our common units, provide that the obligation to withhold on a transfer of interests in a publicly traded partnership that is effected through a broker is imposed on the transferor’s broker (instead of the transferee), and the “amount realized” on such a transfer will generally be the amount of gross proceeds paid to the broker effecting the applicable transfer on behalf of the transferor (and thus determined without regard to any decrease in that transferor’s share of the publicly traded partnership's liabilities). Prospective foreign unitholders should consult their tax advisors regarding the impact of these rules on an investment in our common units.

Treatment of Short Sales

A unitholder whose common units are loaned to a short seller to cover a short sale of common units may be considered as having disposed of ownership of those common units for federal income tax purposes. If so, the unitholder would no longer be a partner for tax purposes with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

●	any of our income, gain, loss or deduction with respect to those common units would not be reportable by the lending unitholder;
●	any cash distributions received by the lending unitholder for those common units would be fully taxable and would appear to be treated as ordinary income.

Because there is no clear authority on this issue, counsel is unable to render an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners for federal income tax purposes and avoid the risk of gain recognition are encouraged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units. See “—Disposition of Our Common Units.”

Section 754 Election

We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election generally permits us to make an adjustment (the “Section 743(b) adjustment”), to a unitholder’s tax basis in our assets, referred to as inside basis, to reflect the unitholder’s purchase price in its common units. This election does not apply to a person who purchases common units directly from us. It does apply to any other purchaser of common units. The Section 743(b) adjustment belongs solely to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis of our assets will be considered to have two components:

●	the unitholder’s share of our tax basis in our assets; and
●	the unitholder’s Section 743(b) adjustment to that tax basis.

Our general partner utilizes a method of calculating inside basis, including the unitholders’ Section 743(b) adjustments, which results in an aggregate basis for depletion purposes that reflects the purchase price of common units as paid by the unitholders. This method is not specifically authorized under applicable Treasury regulations, and the IRS may challenge this method. Such a challenge, if successful, could cause our unitholders to recognize more taxable income or less taxable loss on an ongoing basis in respect of their common units. Although the method our general partner uses is not specifically authorized under the applicable Treasury regulations, we believe that it is a reasonable method of determining each unitholder’s share of net income or loss (including depletion and gain or loss from the sale of property). Because there is no clear authority on this issue, counsel is unable to opine as to the validity of this method. If the IRS successfully contends that such method may not be used, our general partner will attempt to use any other reasonable depletion conventions to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders or record holders of any class or classes of units. However, a unitholder may have more or less depletion deductions and gain or loss on the taxable disposition of its common units than under the method the general partner uses.

A Section 754 election is advantageous if the transferee’s tax basis in its common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in its share of our assets for purposes of calculating, among other items, its depletion deductions and its share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in its common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or adversely by the Section 754 election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the fair market value of our assets and other matters. The allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment. We cannot assure our unitholders that the determinations made by us will not be successfully challenged by the IRS or that the deductions resulting from these determinations may not be reduced or disallowed altogether. Should the IRS require a different basis adjustment, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than it would have been allocated had the election not been revoked.

Alternative Minimum Tax on Items of Tax Preference

The Code contains alternative minimum tax rules that are applicable to individual taxpayers. We are not subject to the alternative minimum tax, but our individual unitholders are required to take into account on their own tax returns their respective shares of our tax preference items and adjustments in order to compute their alternative minimum taxable income. Although it is not expected that we will generate significant tax preference items or adjustments, since the impact of the alternative minimum tax depends on each individual unitholder’s particular situation, each prospective individual unitholder is encouraged to consult with its tax advisor as to the impact of an investment in common units on its alternative minimum tax liability.

Considerations for Tax-Exempt Limited Partners

Unitholders that are tax-exempt entities, including charitable corporations, pension, profit-sharing or stock bonus plans, Keogh plans, individual retirement accounts and certain other employee benefit plans are subject to federal income tax on unrelated business taxable income, referred to as UBTI. Generally, UBTI can arise from a trade or business unrelated to the exempt purposes of the tax-exempt entity that is regularly carried on by either the tax-exempt entity or a partnership in which it is a partner. However, UBTI does not apply to interest income, royalties (including overriding royalties) or net profits interests, whether the royalties or net profits are measured by production or by gross or taxable income from the property. Pursuant to the provisions of our partnership agreement, our general partner shall use all reasonable efforts to prevent us from realizing income that would constitute UBTI. In addition, our General Partner is prohibited from incurring certain types and amounts of indebtedness and from directly owning working interests or cost bearing interests and, in the event that any of our assets become working interests or cost bearing interests, is required to assign such interests to the Operating Partnership subject to the reservation of a net profits overriding royalty interest. However, it is possible that we may realize income that would constitute UBTI in an effort to maximize unitholder value.

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units, may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships, including the elimination of partnership tax treatment for publicly traded partnerships.

Furthermore, from time to time, legislation has been proposed that, if enacted into law, would make significant changes to U.S. federal and state income tax laws affecting the oil and natural gas industry, including (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs (“IDCs”), (iii) the elimination of the deduction for certain qualified publicly traded partnership income, and (iv) an elimination of the amortization period for certain geological and geophysical expenditures.

The passage of any legislation as a result of these proposals or any similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, thereby discouraging production from the oil and gas properties that are subject to our royalty interests. In addition, any such changes could reduce the depletion deductions or other deductions allowable to our unitholders. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible for us to be treated as a partnership for federal income tax purposes or otherwise adversely affect us. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

Administrative Matters

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year, and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for our taxable year ending within or with the unitholder’s taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its common units following the close of our taxable year but before the close of the unitholder’s taxable year must include the unitholder’s allocable share of our income, gain, loss and deduction for one year ended on the pervious December 31, as well as for the portion of our current taxable year ending on the date of the disposition, in income for its taxable year, with the result that the unitholder could be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. See “—Tax Allocations by Us to Unitholders—Allocations between Transferors and Transferees.” Because of differences between accounting principles generally accepted in the United States of America, which apply to the financial statements issued by us, and the tax accounting method described above, our net income as reported on our financial statements will likely differ from the taxable income for the same period.

Information Returns and Audit Procedures

We furnish our unitholders with a Schedule K-1 tax statement that sets forth their allocable share of income, gains, losses and deductions. In preparing this schedule, we will use various accounting and reporting conventions and various depreciation and amortization methods we have adopted. This schedule may not yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Neither we nor our counsel can assure unitholders that the IRS will not successfully contend in court that those accounting and reporting conventions are impermissible. Any challenge by the IRS could negatively affect the value of the common units. In addition, the cost of any contest will be borne directly or indirectly by the unitholders. Further, our tax return may be audited, and any such audit could result in an audit of our unitholders’ individual income tax returns as well as increased liabilities for taxes because of adjustments resulting from the audit. An audit of our unitholders’ returns also could be triggered if the tax information relating to their common units is not consistent with the Schedule K-1 that we are required to provide to the IRS.

The Code contains partnership audit procedures governing the manner in which the IRS audit adjustments for partnership items are resolved. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from any audit of this kind may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of that unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns. It is possible that the IRS will “match” partnership information as reported on partners’ individual income tax returns against the electronic Schedule K-1 tax information that we are required to provide to the IRS. If the IRS follows this practice and you do not report tax information on your tax returns in a manner that is consistent with your Schedule K-1 tax statement, any IRS matching program may trigger an inquiry or possibly an audit of your individual tax return.

Partnerships generally are treated as entities separate from their owners for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one person be designated as the "Partnership Representative" for these purposes. Our partnership agreement names our general partner as our Partnership Representative.

If the IRS makes audit adjustments to our income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us, unless we elect to have our general partner and unitholders take any audit adjustment into account in accordance with their interests in us during the taxable year under audit and/or the partnership is able to elect what is called the “pull-in election” in which the unitholders will be obligated to pay the tax relating to any adjustments that apply. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which we are a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity. Generally, we expect to elect to have our general partner and unitholders take any such audit adjustment into account in accordance with their interests in us during the taxable year under audit, but there can be no assurance that such election or the pull-in election will be effective in all circumstances. If we are unable or if it is not economical to have our general partner, unitholders and former unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit, our then current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own our units during the taxable year under audit. If we are required to make payments of taxes, penalties, and interest resulting from audit adjustments, our cash available for distribution to our unitholders might be substantially reduced. Any actions taken by us or by the Partnership Representative on our behalf with respect to, among other things, federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on us and all of the unitholders.

Accuracy-related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy related penalties will be assessed against us.

Nominee Reporting

Persons who hold our common units as a nominee for another person are required to furnish to us:

●	the name, address and taxpayer identification number of the beneficial owner and the nominee;
●

whether the beneficial owner is a person that is not a U.S. person, a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or a tax-exempt entity;

●	the amount and description of common units held, acquired or transferred for the beneficial owner; and
●	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty per failure with a significant maximum penalty per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Entity-Level Collections

Our general partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause us to comply with any withholding requirements established under the Code or any other federal, state or local law. In addition, if we are required or elect under applicable law to pay any federal, state, local, or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to treat the payment as a distribution of cash to the relevant unitholder or general partner. To the extent that we are required or elect to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any unitholder, the amount withheld may, at the discretion of our general partner, be treated by us as a distribution of cash in the amount of the withholding from the unitholder. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

State and Local Taxes

A unitholder may be required to file tax returns and be subject to tax liability in the state or local jurisdictions where a unitholder resides and in each state or local jurisdiction in which we have assets or otherwise do business. Thus, persons holding our common units either directly or through one or more partnerships or limited liability companies may be subject to state and local taxation in a number of jurisdictions in which we directly or indirectly hold oil and gas properties and would be required to file periodic tax returns in those jurisdictions. State taxes may be withheld by third parties on royalty payments to us, and we may be required to withhold state income tax from distributions otherwise payable to our unitholders. Withholding tax laws are in place in various states that may impose withholding taxes on us or on our unitholders. We provide our unitholders with summary federal information, broken down by state which may be used by them in preparing their state and local returns. To the extent that a unitholder pays income tax with respect to our income to a state where it is not resident or to the extent that we are required to pay state income tax on behalf of such unitholder, the unitholder may be entitled to a deduction or credit against income tax that it otherwise would owe to its state of residence with respect to the same income.

We urge each prospective unitholder to consult with its tax advisor regarding the state and local income tax implications of owning our common units.

Notification Requirements

A unitholder who sells or purchases any of its units generally is required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

Backup Withholding

The Code requires backup withholding (currently at a rate of 24%) with respect to all reportable payments. A reportable payment includes not only reportable interest or dividend payments but also other payments including some royalty payments. Accordingly, subject to the limitations discussed below, a unitholder may be subject to backup withholding with respect to all or a portion of its distributions from us.

Backup withholding is required with respect to any reportable payment if the payee fails to furnish its taxpayer identification number, referred to as TIN, to the payor in the required manner or to establish an exemption from the requirement or if the Secretary of the Treasury notifies the payor that the TIN furnished by the payee is incorrect. Accordingly, a unitholder may avoid backup withholding by furnishing its correct TIN to us. Any unitholder who does not provide its TIN to us is urged to consult its tax advisor concerning the applicability of the backup withholding provisions to its distributions from us.

PLAN OF DISTRIBUTION

This prospectus relates to 12,659,982 common units that we may offer and issue from time to time in connection with business combination transactions. This prospectus also relates to common units that persons who acquired common units pursuant to this prospectus may resell or reoffer.

The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations and/or competitive offers with the owners or controlling persons of the businesses or assets acquired. We will determine the value of the common units to be issued at prices reasonably related to market prices current either at the time of the agreement on the terms of a business combination transaction or at or about the time of delivery of the common units.

In addition, we may issue our common units pursuant to this prospectus and any applicable prospectus supplement, or post-effective amendment, to acquire the assets, stock or business of debtors in cases under the U.S. Bankruptcy Code, which may constitute all or a portion of the debtor’s assets, stock or business. The common units we issue in these transactions may be sold by the debtor or its stockholders for cash from time to time in market transactions or it may be transferred by the debtor in satisfaction of claims by creditors under a plan of reorganization approved by the applicable U.S. Bankruptcy Court or otherwise transferred in accordance with the Bankruptcy Code.

This prospectus may be supplemented to furnish the information necessary for a particular negotiated transaction and the registration statement of which this prospectus is a part will be amended or supplemented, where appropriate, to supply information concerning a business combination transaction.

We will pay all expenses of this offering. We will not pay any underwriting discounts or commissions in connection with the issuance or sale of any common units, although we may pay finder’s, investment banking or transaction advisory fees in connection with specified business combinations, and in some cases, we may issue common units offered by this prospectus in full or partial payment of such fees. Any person receiving a finder’s, investment banking or transaction advisory fee may be deemed an underwriter within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

SELLING UNITHOLDERS

We may from time to time permit persons who receive common units in business combinations pursuant to this prospectus to resell their common units using this prospectus.

These sales may be effected from time to time on the NASDAQ Global Select Market (“NASDAQ”) at prevailing prices or at negotiated prices. The selling unitholders may also sell their common units in private transactions or in the over-the-counter market at prices related to the prevailing prices of the common units on NASDAQ.

The selling unitholders may use broker-dealers to effect these transactions. These broker-dealers may receive compensation in the form of underwriting discounts, concessions, or commissions from the sales. The selling unitholders and any broker-dealers that participate in the distribution may, under certain circumstances, be deemed to be underwriters within the meaning of the Securities Act, and any commissions received or profits realized may be deemed to be underwriting discounts and commissions under the Securities Act. We and the selling unitholders may also agree to indemnify the broker-dealers against certain liabilities under the Securities Act. In addition, we may agree to indemnify the selling unitholders and any underwriter of the common units against certain liabilities under the Securities Act or, if indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

If required under the Securities Act, we will file a supplemental prospectus disclosing the name of any selling unitholder, the name of any broker-dealers involved in a sale, the number of common units involved, the price at which such common units are to be sold, the commissions paid or discounts or concessions allowed, and other facts material to the transaction.

We may agree to pay certain costs and expenses that the selling unitholders incur in connection with the registration of their common units, but we expect that the selling unitholders will pay all selling commissions, transfer taxes, and related charges in connection with the offer and sale of their common units.

The selling unitholders may sell the common units offered hereby from time to time and may choose to sell less than all or none of those units.

LEGAL MATTERS

Certain legal matters in connection with the securities offered pursuant to this prospectus will be passed upon by Akin Gump Strauss Hauer & Feld LLP, Dallas, Texas. Underwriters, dealers and agents, if any, who we will identify in a prospectus supplement, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

The audited consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Dorchester Minerals, L.P. incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited combined statement of revenues and direct operating expenses of the Contributors incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

An independent petroleum engineering consulting firm, LaRoche Petroleum Consultants, Ltd., estimated the proved developed producing reserves and future net cash flow of our Royalty Properties and NPI as of December 31, 2024 and such estimated reserves and future net cash flow are included in this document in reliance upon the reports given upon its authority as an expert on the matters covered by its reserve reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 with the SEC in connection with this offering. We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Interested persons can electronically access our SEC filings at such Internet site, including the registration statement of which this prospectus forms a part and the exhibits and schedules thereto.

We also make available free of charge on our website at www.dmlp.net our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is deemed part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Later information filed with the SEC will automatically update and supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus or that any information we have incorporated by reference herein is accurate as of any date other than the date of the document incorporated by reference.

We incorporate by reference in this prospectus the documents listed below:

●	Our Annual Report on Form 10-K for the year ended December 31, 2024 filed by us with the SEC on February 20, 2025;
●

Our Current Reports on Form 8-K filed by us with the SEC on September 30, 2024, as amended by the Form 8-K/A filed by us on October 16, 2024, and March 11, 2025 (in each case, excluding any information furnished and not filed with the SEC);

●	Our proxy statement on Schedule 14A filed by us with the SEC on March 6, 2025; and
●

The description of our common units registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, filed by us with the SEC on February 20, 2025 as Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2024, including any amendment or report filed for purposes of updating that description.

In addition, we incorporate by reference in this prospectus any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished and not filed with the SEC) prior to the termination of the offering of the securities offered by this prospectus (including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement).

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Dorchester Minerals, L.P.
3838 Oak Lawn Avenue, Suite 300
Dallas, Texas 75219
(214) 559-0300

DORCHESTER MINERALS, L.P.

12,659,982 COMMON UNITS

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The registrant’s partnership agreement provides that the registrant:

●

will indemnify (1) its general partner, (2) any departing partner, (3) any person who is or was an affiliate of our general partner or any departing partner, (4) any person who is or was a member, partner, officer, or director of any group member, of the general partner or any departing partner and (5) any person who is or was serving at the request of the general partner or any departing partner or any affiliate of the general partner or any departing partner as an officer, director, member or partner of another person, to the fullest extent permitted by law from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an indemnitee.

●

may indemnify (1) any person who was or is an employee, agent or trustee of any group member, of the general partner or of any departing partner, and (2) any person who is or was serving at the request of the general partner or departing partner as an employee, agent, fiduciary or trustee of another person to the same extent as permitted for other indemnitees.

●

may pay or reimburse expenses incurred by an indemnitee or an employee in connection with his appearance as a witness or other participation in a claim, demand, action, suit or proceeding at a time when he is not a named defendant or respondent in such claim, demand, action, suit or proceeding.

Indemnification will be conditioned on the determination that, in each case, the indemnitee acted in good faith, in a manner which such indemnitee or employee reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful.

The above indemnification may result in indemnification of indemnitees for negligent acts, and may include indemnification for liabilities under the Securities Act. The registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Any indemnification under these provisions will be only out of our assets. The registrant is authorized to purchase (or to reimburse our general partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with our activities, whether or not we would have the power to indemnify such person against such liabilities under the provisions described above.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. In addition, subject to any terms, conditions or restrictions set forth in its limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager from and against all claims and demands whatsoever.

We have entered into indemnification agreements with our managers, executive officers and certain employees that provide the broad indemnity allowed by Section 17-108 of the Delaware Revised Uniform Limited Partnership Act, as well as certain additional procedural protections. The indemnity agreements provide that the indemnitees will be indemnified to the fullest extent not prohibited by law against all expenses (including attorney’s fees) and settlement amounts paid or incurred by them in any action or proceeding as our managers, executive officers or employees, including any action on account of their services as managers, executive officers or employees of any other company or enterprise when they are serving in such capacities at our request, and including any action by us or in our right. In addition, the indemnity agreements provide for reimbursement of expenses incurred in conjunction with being a witness in any proceeding to which the indemnitee is not a party. We must pay in advance of a final disposition of a proceeding or claim the expenses incurred by the indemnitee no later than ten (10) days after our receipt of an undertaking by or on behalf of the indemnitee, to repay the amount of the expenses to the extent that it is ultimately determined that the indemnitee is not entitled to be indemnified by us. The indemnity agreements also provide the indemnitee with remedies in the event that we do not fulfill our obligations under the indemnity agreements.

Item 21. Exhibits.

(a)         Exhibits

No.		Exhibit

2.1	—

Contribution and Exchange Agreement dated September 12, 2024, by and among Dorchester Minerals, L.P., West Texas Minerals LLC, Carrollton Mineral Partners, LP, Carrollton Mineral Partners Fund II, LP, Carrollton Mineral Partners III, LP, Carrollton Mineral Partners III-B, LP, Carrollton Mineral Partners IV, LP, CMP Permian, LP, CMP Glasscock, LP, and Carrollton Royalty, LP. (incorporated by reference to Exhibit 2.1 to Dorchester Minerals’ Current Report on Form 8-K filed with the SEC on September 16, 2024)

3.1	—	Certificate of Limited Partnership of Dorchester Minerals, L.P. (incorporated by reference to Exhibit 3.1 to Dorchester Minerals’ Registration Statement on Form S-4, Registration Number 333-88282)

3.2	—

Amended and Restated Agreement of Limited Partnership of Dorchester Minerals, L.P. (incorporated by reference to Exhibit 3.2 to Dorchester Minerals’ Report on Form 10-K filed for the year ended December 31, 2002)

3.3	—

Amendment No. 1 to Amended and Restated Partnership Agreement of Dorchester Minerals, L.P. (incorporated by reference to Exhibit 3.1 to Dorchester Minerals’ Current Report on Form 8-K filed with the SEC on December 22, 2017)

3.4	—

Amendment No. 2 to Amended and Restated Partnership Agreement of Dorchester Minerals, L.P. (incorporated by reference to Exhibit 3.4 to Dorchester Minerals’ Report on Form 10-Q filed with the SEC on August 6, 2018)

3.5	—

Amendment No. 3 to Amended and Restated Partnership Agreement of Dorchester Minerals, L.P. (incorporated by reference to Exhibit 3.1 to Dorchester Minerals’ Current Report on Form 8-K filed with the SEC on October 6, 2023)

3.6	—

Certificate of Limited Partnership of Dorchester Minerals Management LP (incorporated by reference to Exhibit 3.4 to Dorchester Minerals’ Registration Statement on Form S-4, Registration Number 333-88282)

3.7	—

Amended and Restated Agreement of Limited Partnership of Dorchester Minerals Management LP (incorporated by reference to Exhibit 3.4 to Dorchester Minerals’ Annual Report on Form 10-K for the year ended December 31, 2002)

3.8	—	Certificate of Formation of Dorchester Minerals Management GP LLC (incorporated by reference to Exhibit 3.7 to Dorchester Minerals’ Registration Statement on Form S-4, Registration Number 333-88282)

3.9	—

Second Amended and Restated Limited Liability Company Agreement of Dorchester Minerals Management GP LLC (incorporated by reference to Exhibit 3.1 to Dorchester Minerals’ Current Report on Form 8-K filed with the SEC on October 18, 2024)

3.10	—	Certificate of Formation of Dorchester Minerals Operating GP LLC (incorporated by reference to Exhibit 3.10 to Dorchester Minerals’ Registration Statement on Form S-4, Registration Number 333-88282)

3.11	—

Limited Liability Company Agreement of Dorchester Minerals Operating GP LLC (incorporated by reference to Exhibit 3.11 to Dorchester Minerals’ Registration Statement on Form S-4, Registration Number 333-88282)

3.12	—

Certificate of Limited Partnership of Dorchester Minerals Operating LP (incorporated by reference to Exhibit 3.12 to Dorchester Minerals’ Registration Statement on Form S-4, Registration Number 333-88282)

3.13	—

Amended and Restated Agreement of Limited Partnership of Dorchester Minerals Operating LP (incorporated by reference to Exhibit 3.10 to Dorchester Minerals’ Report on Form 10-K for the year ended December 31, 2002)

3.14	—

Certificate of Limited Partnership of Dorchester Minerals Oklahoma LP (incorporated by reference to Exhibit 3.11 to Dorchester Minerals’ Annual Report on Form 10-K for the year ended December 31, 2002)

3.15	—	Agreement of Limited Partnership of Dorchester Minerals Oklahoma LP (incorporated by reference to Exhibit 3.12 to Dorchester Minerals’ Annual Report on Form 10-K for the year ended December 31, 2002)

3.16	—

Certificate of Incorporation of Dorchester Minerals Oklahoma GP, Inc. (incorporated by reference to Exhibit 3.13 to Dorchester Minerals’ Annual Report on Form 10-K for the year ended December 31, 2002)

3.17	—	Bylaws of Dorchester Minerals Oklahoma GP, Inc. (incorporated by reference to Exhibit 3.14 to Dorchester Minerals’ Annual Report on Form 10-K for the year ended December 31, 2002)

4.1	—	Description of the Registrant’s Securities (incorporated by reference to Exhibit 4.1 to Dorchester Minerals’ Annual Report on Form 10-K for the year ended December 31, 2024)

5.1*	—	Opinion of Akin Gump Strauss Hauer & Feld LLP

8.1*	—	Opinion of Akin Gump Strauss Hauer & Feld LLP

23.1*	—	Consent of Grant Thornton LLP

23.2*	—	Consent of Grant Thornton LLP

23.3*	—	Consent of Akin Gump Strauss Hauer & Feld LLP (contained within Exhibit 5.1 hereto)

23.4*	—	Consent of Akin Gump Strauss Hauer & Feld LLP (contained within Exhibit 8.1 hereto)

23.5*	—	Consent of LaRoche Petroleum Consultants, Ltd.

24*	—	Powers of Attorney (included on the signature pages hereto)

107*	—	Filing Fee Table

* Filed herewith.

Item 22. Undertakings.

(a)         The undersigned registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)         To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)         To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)         That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)         That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)         Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)         Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)         The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)         Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)         That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)         That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)         That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(10)         To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)         To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on March 11, 2025.

DORCHESTER MINERALS, L.P.

By:	Dorchester Minerals Management LP, Its general partner

By:	Dorchester Minerals Management GP LLC, Its general partner

By:	/s/ Bradley J. Ehrman
Name:	Bradley J. Ehrman
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following officers and managers of Dorchester Minerals Management GP LLC, the general partner of Dorchester Minerals Management LP, the general partner of Dorchester Minerals, L.P., in the capacities and on the dates indicated.

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints Bradley J. Ehrman and Leslie A. Moriyama, and each of them (with full power to each of them to act alone), such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities to sign on such person’s behalf individually and in each capacity stated below any amendment, including post-effective amendments, to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Bradley J. Ehrman	Chief Executive Officer	March 11, 2025
Bradley J. Ehrman	(Principal Executive Officer)

/s/ Leslie A. Moriyama	Chief Financial Officer	March 11, 2025
Leslie A. Moriyama	(Principal Financial and Accounting Officer)

/s/ William Casey McManemin	Chairman and Manager	March 11, 2025
William Casey McManemin

/s/ H.C. Allen, Jr.	Manager	March 11, 2025
H.C. Allen, Jr.

/s/ F. Damon Box	Manager	March 11, 2025
F. Damon Box

/s/ Lesley R. Carver	Manager	March 11, 2025
Lesley R. Carver

/s/ Allen D. Lassiter	Manager	March 11, 2025
Allen D. Lassiter

/s/ Martha Ann Peak Rochelle	Manager	March 11, 2025
Martha Ann Peak Rochelle

/s/ C.W. Russell	Manager	March 11, 2025
C.W. Russell

/s/ Ronald P. Trout	Manager	March 11, 2025
Ronald P. Trout

/s/ Robert C. Vaughn	Manager	March 11, 2025
Robert C. Vaughn